Exhibit 4.1

THIRD AMENDMENT TO FIRST AMENDED AND RESTATED RIGHTS AGREEMENT

This Third Amendment, dated as of March 12, 2009 (this “Amendment”), amends that certain First Amended and Restated Rights Agreement, dated as of July 19, 2000, and amended on January 28, 2009 and February 19, 2009 (as so amended, the “Rights Agreement”), between CV Therapeutics, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank Minnesota, N.A. (“Rights Agent”). Unless the context otherwise requires, capitalized terms used but not defined herein have the respective meanings ascribed to them in the Rights Agreement;

WHEREAS, in accordance with the terms of the Rights Agreement, including Section 27 thereof, the Company and the Rights Agent have the right to enter into this Amendment and amend the Rights Agreement;

WHEREAS, the Company, Gilead Sciences, Inc., a Delaware corporation (“Parent”), and Apex Acquisition Sub, Inc., a Delaware corporation wholly owned by Gilead (“Acquisition Sub”), have entered an Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 12, 2009, pursuant to which, among other things, Acquisition Sub shall commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock, par value $0.001 per share (the “Common Stock”) of the Company, and following the consummation of the Offer, Acquisition Sub will merge with and into the Company (the “Merger”); and

WHEREAS, in connection with the Merger Agreement, the Company desires to amend the Rights Agreement so that, as more specifically set forth below, in connection with the Merger Agreement and the transactions contemplated thereby (i) neither Parent nor Acquisition Sub shall be deemed to be an Acquiring Person or an Interested Stockholder (as such terms are defined in the Rights Agreement), (ii) neither a Distribution Date nor a Shares Acquisition Date (as such terms are defined in the Rights Agreement) shall be deemed to occur, (iii) the Company Rights (as defined in the Rights Agreement) will not separate from the shares of Company Common Stock, in each case, solely as a result of the execution, delivery or performance of the Merger Agreement, the commencement of the Offer, the purchase of shares pursuant to the Offer or the consummation of the Merger and the other Contemplated Transactions (as defined in the Merger Agreement), and (iv) the Rights will expire immediately prior to the Effective Time (as defined in the Merger Agreement).

NOW THEREFORE, in consideration of the premises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Amendments to the Rights Agreement.

(a) The Rights Agreement is hereby amended by adding a new Section 35 to read as follows:

“Section 35.    Gilead Merger Agreement

(a)    Subject to Section 35(b), but otherwise notwithstanding anything in this Agreement to the contrary, neither of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), or Apex Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”), will be deemed to be an “Acquiring Person” or an “Interested Stockholder” for purposes of this Agreement, and no Distribution Date or Shares Acquisition Date shall be deemed to occur and no Rights will separate from the Common Shares, in each case, solely as a result of (a) the execution, delivery or performance of the Merger Agreement, (b) the commencement of the Offer (as defined in the Merger Agreement), (c) the purchase of Common Shares pursuant to the Offer (as defined in the Merger Agreement, (d) the consummation of the Merger and the other Contemplated Transactions (as defined in the Merger Agreement) or (e) the exercise of the option to purchase shares of Common Stock granted pursuant to Section 1.4 of the Merger Agreement.

(b)    Notwithstanding the foregoing, Section 35(a) shall immediately terminate and cease to be of further force or effect in the event the Offer or the Merger Agreement is terminated prior to the Acceptance Time (as defined in the Merger Agreement).”

(b) Section 7(1)(a) is hereby amended and restated in its entirety to read as follows:

“the Final Expiration Date,”.

(c) Section 1 of the Rights Agreement is hereby amended by inserting the following clauses immediately after Section 1(u):

(v) “Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of March 12, 2009, among the Company, Gilead, and Acquisition Sub.

(w) “Acceptance Time” shall have the same meaning as set forth in the Merger Agreement.

(x) “Final Expiration Date” shall mean the earlier of (i) the Close of Business on February 1, 2010 and (ii) the Effective Time, as such term is defined in the Merger Agreement. In the event that the Final Expiration Date means the Effective Time, the Company shall promptly notify the Rights Agent after the occurrence of such Effective Time.

2.	No Other Amendments or Waivers. Except for the amendments set forth above in this Amendment, the text of the Rights Agreement shall remain unchanged and in full force and effect.

3.	Counterparts. This Amendment may be executed in multiple counterparts (including by facsimile signature), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.	Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

CV THERAPEUTICS, INC.

By:	/s/ TRICIA BORGA SUVARI
Name: Tricia Borga Suvari Title: Senior Vice President & General Counsel

WELLS FARGO BANK MINNESOTA, N.A.

By:	/s/ JENNIFER L. LENO
Name: Jennifer L. Leno Title: Vice President